Bingham McCutchen LLP

2020 K Street NW

Washington, DC 200006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

thomas.harman@bingham.com

May 3, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen New Jersey Investment Quality Municipal Fund, Inc. (the “Fund” or “Registrant”), File Nos. 333-186410 and 811-06264

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated February 28, 2013 on the Fund’s Form N-2 (File Nos. 333-186410 and 811-06264), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 1, 2013. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2 (File Nos. 333-186410 and 811-06264), which was filed today with the SEC.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the paragraph under “Portfolio Contents” states that “[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal and New Jersey income taxes.” Please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

Response: To avoid unnecessary repetition of the shareholder approval requirement, we will add the following language to the “Investment Objectives

May 3, 2013

and Policies” section in the Prospectus Summary on page 4, “The Fund’s investment objectives and certain investment policies identified as such are considered fundamental and may not be changed without stockholder approval.” The referenced policy is identified as fundamental on the cover page. The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

2. Comment: The third sentence of the paragraph under “Portfolio Contents” states that “[a]s a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality.” Please disclose in this section that this policy will not be changed without 60 days’ prior notice to shareholders. See Investment Company Act Release No. 24828 [66 FR 8509, 8511 (Feb. 1, 2001)].

Response: To avoid unnecessary repetition of the requirement that this policy may not be changed without 60 days’ notice to shareholders, the following language has been added to “The Fund’s Investments—Investment Policies” on page 29 of the Prospectus:

The Fund’s policy of investing under normal circumstances at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality is not considered to be fundamental by the Fund and can be changed without shareholder approval. However, this policy may only be changed by the Fund’s Board following the provision of 60 days’ prior notice to Common Stockholders.

The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

3. Comment: Please summarize on the Cover Page the Fund’s policies with regard to the use of leverage. Note particularly that the Fund currently employs financial leverage primarily through its outstanding VRDP Shares and that for the six months ended October 31, 2012, the average daily balance outstanding on VRDP Shares and annual dividend rate was $144,300,000 and 0.30%, respectively. Please also note that the Fund may invest up to 10% of its Managed Assets in inverse floating rate securities.

Response: Though not required by Form N-2, we will add the following language to the Cover Page, “The Fund currently employs financial leverage primarily through its outstanding variable rate demand preferred shares (referred to herein as “VRDP Shares”).” Disclosure regarding the Fund’s ability to invest in inverse floating rate securities already appears on the Cover Page under “Portfolio Contents.”

May 3, 2013

Prospectus Summary (Pages 1 – 21)

4. Comment: The third sentence of the first paragraph under “Investment Objectives and Policies” on page 4 states that “[m]unicipal securities in which the Fund invests are securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and derivative investments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal and New Jersey income taxes” (emphasis added). Please tell us whether the Fund’s investments in derivatives will be counted towards the Fund’s 80% tests. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

Response: Registrant does count investments in derivatives towards the satisfaction of its policy to invest at least 80% of its Managed Assets in municipal securities exempt from taxes. Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.1

5. Comment: The first sentence of the second paragraph under “Investment Objectives and Policies” on page 4 states that “[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal and New Jersey income taxes.” Consistent with Comment 1 above, please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

Response: Please see our response to Comment 1 above.

6. Comment: The first sentence of the fourth paragraph under “Investment Objectives and Policies” on page 4 states that “[a]s a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in investment grade

[1]

The Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

May 3, 2013

securities that, at the time of investment are rated investment grade or are unrated but judged to be of comparable quality by the Fund’s sub-adviser, Nuveen Asset Management.” Consistent with Comment 2 above, please disclose in this section that this policy will not be changed without 60 days’ prior notice to shareholders.

Response: Please see our response to Comment 2 above.

7. Comment: The first sentence of the seventh paragraph under “Investment Objectives and Policies” on page 5 states that “[a] security is considered investment grade quality if it is rated within the four highest grades by at least one of the nationally recognized statistical rating organizations (‘NRSROs’) that rate such security, or if it is unrated but judged to be of comparable quality by Nuveen Asset Management.” However, the second sentence of such paragraph states that “[b]elow investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs, but rated below investment grade by at least one NRSRO.” These sentences appear to be contradictory, as an investment that is rated as investment quality by one NRSRO and as below investment grade by another NRSRO would be deemed to be investment grade quality by the first sentence and below investment grade by the second sentence. Please revise this paragraph to disclose the Fund’s policy more clearly. Please also state, as you do elsewhere, that municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds.

Response: We will delete the second sentence of the seventh paragraph on page 5. We will add the following sentence as the last sentence of the seventh paragraph under “Investment Objectives and Policies” on page 5:

Municipal securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as junk bonds.

8. Comment: The last sentence of the third paragraph under “Distribution Through At-the-Market Transactions” on page 8 states that “[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.” Please tell us what is meant by the term “reasonable efforts” basis and how it differs from a “best efforts” basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

Response: We do not expect that Nuveen Securities would be deemed to be an underwriter in connection with an at-the-market sale of Common Shares of the Fund, and the purpose of the statement under “Distribution Through At-the-Market Transactions” to which you refer is to clarify that, to the extent Nuveen Securities is deemed to be an underwriter, it will not be acting as such in the

May 3, 2013

manner of more traditional offerings. Unlike an underwriter in a firm commitment underwriting, Nuveen Securities would not purchase and resell a fixed number of securities. Unlike an underwriter in a best efforts underwriting, Nuveen Securities will not set a minimum or maximum numbers of shares to be sold and, therefore, will not establish an escrow account to be used pending the sales process. Instead, Nuveen Securities will merely use reasonable efforts to facilitate the sale of shares to purchasing broker-dealers. Because the at-the-market sales of Common Shares of the Fund would not involve a best efforts underwriting, the Registrant has not included the information required by Instruction 5 of Item 1 of Form N-2.

9. Comment: The fifth paragraph under “Leverage Risk” on page 16 states that “[t]he Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above.” Please also disclose in this section that this additional leverage serves to magnify the risk.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

10. Comment: The first sentence of the second paragraph under “Derivatives Risk, including the Risk of Swaps” on page 18 states that “[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate swaps and total return swaps), among others.” Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy. With respect to the Fund’s investments in total return swaps, please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: We confirm that the derivatives listed in the sentence referenced above are currently all the derivatives that the Fund may invest in as a principal investment strategy. Registrant also confirms that it complies with the requirements set forth in 10666 and is aware of the Commission’s recent concept release relating to the use of derivatives and that it may issue future guidance relating to same which may impact the operation of the Fund. In addition, the following language appears on pages 17 and 50 of the Prospectus, “The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.”

May 3, 2013

11. Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on pages 20-21. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital and clarifying language to this effect will be added to the registration statement. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax-exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code of 1986, as amended, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

Summary of Fund Expenses (Pages 22 – 23)

12. Comment: Please state in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response: We will add the following language in the Fund’s next pre-effective amendment, “Other Expenses are estimated based on actual expenses from the prior fiscal year.”

Trading and Net Asset Value Information (Page 27)

13. Comment: Please also disclose in this section: (a) whether the Fund’s Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

Response: The table on page 26 of the Prospectus shows the Fund’s historical trading at premiums and discounts. To address (b) and (c), we will add a cross-reference to relevant disclosure in “Repurchase of Fund Shares; Conversion to Open-End Fund” beginning on page 64 of the Prospectus.

May 3, 2013

The Fund’s Investments (Pages 28 – 38)

14. Comment: The fourth sentence of the eighth paragraph under “Investment Policies” on page 31 states that “during temporary defensive periods (e.g., times when, in NFALLC’s opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt bond market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund’s cash fully invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable (or in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly).” Please state in this section that the Fund may not achieve its investment objectives during this period.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

15. Comment: The last paragraph prior to “Municipal Securities” on page 32 states “See Appendix A to this prospectus for a general description of the economic and cred characteristics of municipal issuers in New Jersey.” Please revise “cred” to read “credit.”

Response: This change will be reflected in the Fund’s next pre-effective amendment.

16. Comment: The last paragraph prior to “Municipal Leases and Certificates of Participation” on page 33 discusses the concept of duration. Please also disclose in this section the Fund’s average duration as of a recent date. Provide an example of duration.

Response: We will add the following to the last paragraph prior to “Municipal Leases and Certificates of Participation:” “For example, the price of a bond with an effective duration of two years will rise (fall) two percent for every one percent decrease (increase) in its yield, and the price of a five-year duration bond will rise (fall) five percent for a one percent decrease (increase) in its yield.” Additionally, we will disclose the Fund’s average duration as of a recent date at the end of that paragraph.

17. Comment: The fourth to last sentence under “Limitations on the Use of Futures, Futures Options and Swaps” on page 37 states that “[t]he Fund either must comply with amended Regulation 4.5’s requirements, or, if required, NFALLC and/or Nuveen Asset Management will register with respect to the Fund as a commodity pool operator with the CFTC.” Please disclose in this section what the Fund will do.

May 3, 2013

Response: We will revise the relevant language in the Fund’s next pre-effective amendment to state, “The CFTC amendments to Regulation 4.5 took effect on December 31, 2012, and the Fund intends to comply with amended Regulation 4.5’s requirements such that NFALLC and/or Nuveen Asset Management will not be required to register with respect to the Fund as a commodity pool operator with the CFTC.”

18. Comment: The first sentence of the first paragraph under “Other Investment Companies” on page 38 states that “[a]s a non-fundamental policy, the Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds (‘ETFs’)) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please confirm to us that no acquired fund fees and expenses are required to be included in the fee table on page 22.

Response: We confirm that no acquired fund fees and expenses are required to be included in the fee table on page 21.

Risk Factors (Pages 42 – 54)

19. Comment: The second sentence of the paragraph under “Certain Affiliations” on page 54 states that “[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions.” Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Description of Shares (Pages 62 – 64)

20. Comment: In the section entitled “Common Shares” please disclose how common shares are voted (e.g., one vote per share).

Response: We will add the following sentence after the third sentence in the first paragraph under “Description of Shares:” “Each share of Common Stock has one vote with respect to matters upon which a shareholder vote is required, consistent with the requirements of the 1940 Act and the rules promulgated thereunder, and will vote together as a single class.”

May 3, 2013

Repurchase of Fund Shares; Conversion to Open-End Fund (Pages 65 – 66)

21. Comment: The last sentence of the last paragraph under “Repurchase of Fund Shares; Conversion to Open-End Fund” on page 66 states that “[t]o date, the Fund has not repurchased any Common Shares under the program.” Please confirm to us that there is no current intention to repurchase Common Shares under the program.

Response: The Fund’s Repurchase Program is designed to be used during periods when the Fund’s Common Shares are trading at deep and persistent discounts to net asset value. As a result, during periods in which the Fund is offering shares pursuant to its shelf registration statement, the Fund will not repurchase Common Shares.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1 – 3)

22. Comment: The last paragraph on page 3 states that “[a]t least six months prior to the scheduled redemption of all outstanding VRDP Shares in 2040, the Fund will maintain segregated assets rated at least investment grade (and including Deposit Securities in an amount equal to 20% of segregated assets, with 135 days remaining to the redemption date, increasing to 100% with 15 days remaining) with a market value equal to at least 110% of the liquidation preference of all outstanding VRDP Shares until the redemption of all such outstanding VRDP Shares” (emphasis added). Please define the term “Deposit Securities” in this section.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Investment Policies and Techniques (Pages 4 – 20)

23. Comment: The first sentence of the second paragraph under “Segregation of Assets” on page 15 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

Response: We will replace the sentence with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used for other operational purposes.”

Investment Adviser, Sub-Adviser and Portfolio Manager (Pages 40 – 45)

24. Comment: The first sentence of the second paragraph under “Annual cash bonus” on page 42 states that “[a] portion of the Portfolio Manager’s annual cash bonus is

May 3, 2013

based on the Fund’s investment performance, generally measured over the past one- and three or five-year periods unless the Portfolio Manager’s tenure is shorter.” Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Response: We will modify the language to indicate that performance-based compensation will be based on pre-tax performance.

Proxy Voting Policies (Page 44)

25. Comment: The first sentence of the second paragraph under “Proxy Voting Policies” on page 45 states that “[i]n the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, Nuveen Asset Management would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund’s Board of Directors or its representative.” Because the Fund does not invest exclusively in non-voting securities, please state that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address; or both; and (ii) on the Commission’s website at http://www.sec.gov. See Item 18.16 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Long at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman